UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Press Release

Highlights

The main figures obtained by Bradesco in the nine-month period of 2011 are presented below:

1.  Adjusted Net Income(1) in the period was R$8.427 billion (an 18.4% increase compared to the R$7.120 billion recorded in the same period last year), corresponding to earnings per share of R$2.91 in the last 12 months and Return on Average Shareholders’ Equity(2) of 22.4%.

2.    Adjusted Net Income was composed of R$6.086 billion from financial activities, representing 72.2% of the total, and R$2.341 billion from insurance, private pension plans and savings bond operations, which accounted for 27.8%.

3.   On September 30, 2011, Bradesco’s market capitalization stood at R$96.682 billion(3).

4.   Total Assets stood at R$722.289 billion in September 2011, an 18.0% increase on the balance in the same period in 2010. Return on Average Assets was 1.7%.

5. The Expanded Loan Portfolio(4) stood at R$332.335 billion in September 2011, up 22.0% from the same period in 2010. Operations with individuals totaled R$105.389 billion (a 13.3% gain), while operations with companies totaled R$226.946 billion (up 26.5%).

6.   Total Assets under Management stood at R$973.194 billion, an increase of 16.1% from September 2010.

7.    Shareholders’ Equity stood at R$53.742 billion in September 2011, up 16.5% on September 2010. The Capital Adequacy Ratio stood at 14.7% in September 2011, 12.2% of which fell under Tier I Capital.

8.    Interest on Shareholders’ Equity and Dividends were paid and provisioned to shareholders for the first nine months of 2011 in the amount of R$2.838 billion, R$1.104 billion of which was paid as monthly and interim dividends and R$1.734 billion provisioned.

9.    Financial Margin reached R$29.063 billion, up 20.9% in comparison with the first nine months of 2010.

10.  The Delinquency Ratio over 90 days stood at 3.8%, stable in comparison with September 2010.

11. The Efficiency Ratio(5) stood at 42.7% in September 2011 (42.5% in September 2010) and the “adjusted-to-risk” ratio stood at 52.4% (53.3% in September 2010).

12. Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income totaled R$26.560 billion in the nine-month period of 2011, up by 20.4% over the same period in 2010. Technical provisions stood at R$97.099 billion, equal to 30.1% of the Brazilian insurance market (reference date: July/11).

13. Investments in infrastructure, information technology and telecommunications amounted to R$2.819 billion in the first nine months of 2011, a 4.6% increase on the same period in the previous year.

14.  In the first nine months of 2011, taxes and contributions, including social security, paid or provisioned, amounted to R$14,127 billion, R$6,042 billion of which referred to taxes withheld and collected from third parties and R$8.085 billion to activities of Bradesco Organization, equivalent to 95.9% of Adjusted Net Income(1).

15. Continuing its strategy towards organic growth, Bradesco launched, in the past 12 months, 451 branches of which 271 were opened in the last three months and hired over 9 thousand new employees in the period.

16. Bradesco has an extensive customer service network in Brazil, comprising 6,925 service points (3,945 branches, 1,320 PABs - Banking Service Branches and 1,660 PAAs - Advanced Service Branches). Customers can also use 1,589 PAEs - ATMs in companies, 31,372 Bradesco Expresso service points, 6,233 Postal Bank branches, 33,217 own ATMs in the Bradesco Dia&Noite network and 12,379 ATMs shared with other banks(6).

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$105.792 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivable, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations with Credit Risk – Commercial Portfolio, which includes debentures and promissory notes;  (5) Accumulated over 12 months; and (6) Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander.  (7) Support Rating is an assessment of possible support for a company given by its shareholders or by official authorities in times of crisis.

4	Report on Economic and Financial Analysis – September 2011

Press Release

Highlights

17.   Employee payroll, plus charges and benefits, totaled R$6.631 billion. Social benefits provided to the 101,334 employees of the Bradesco Organization and their dependents amounted to R$1.585 billion, while investments in training and development programs totaled R$108.268 million.

18.     On August 12, 2011, Fitch Rating raised Bradesco’s support rating(7) by one notch, from ‘3’ to ‘2’.

19.    On August 22, 2011, Japanese rating agency R&I raised Bradesco’s issuer rating from ‘BBB-’ to ‘BBB’.

20.    Main Awards and Acknowledgments in the period:

•      For the sixth consecutive year, Bradesco was selected as a part of the Dow Jones Sustainability Index 2011, a select list prepared by the New York Stock Exchange comprising companies with the best sustainable development practices.

•    Ranked 4th in the "World's Greenest Companies” list prepared by Newsweek magazine, made up of companies with the best social and environmental responsibility practices in the world, becoming the only Brazilian company to hold position among the top 15.

•      The only financial institution to stand out in the “Best Companies for Shareholders 2011” award, among companies with a market capitalization greater than R$15 billion (Capital Aberto magazine);

•      For the twelfth consecutive year, Bradesco was one of the “100 Best Companies to Work for in Brazil” (Época magazine);

•      The Best Financial Institution to Work for in Brazil (Guia Você S/A Exame – “The Best Companies to Work for 2011”);

•      For the fifth consecutive time, Grupo Bradesco Seguros leads the ranking of Brazilian insurers, in the 2011 edition (Valor 1000 Yearbook);

•    Grupo Bradesco Seguros stood out in the As Melhores da Dinheiro yearbook, in the “Insurance and Pension Plan" and “Health" categories (IstoÉ Dinheiro magazine); and

•     Grupo Bradesco Seguros, the largest insurance conglomerate in Brazil, was recognized by the 2011 edition of Maiores e Melhores yearbook (Exame magazine)

21. With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which has been developing an extensive social and educational program that operates 40 schools throughout Brazil. In 2011, a forecasted budget of R$307.994 million will help serve more than 526 thousand people, 111 thousand of which through its own schools, in Basic Education, from Kindergarten to High School and Vocational Training - High School Level; Education for Youth and Adults; and Preliminary and Continued Education. In the Virtual School (Fundação Bradesco’s e-learning portal), at the CIDs (Digital Inclusion Centers) and through other programs, like Educa+Ação, over 415 thousand people will be served. The more than 50 thousand Basic Education students receive uniforms, school supplies, meals and medical and dental assistance free of charge. For 54 years, Fundação Bradesco has provided more than 2 million students with quality formal education free of charge, who, together with participants in in-class and distance courses, bring the number of participants to over 4 million people.

Bradesco	5

Press Release

Main Information

	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	Variation %
									3Q11 x 2Q11	3Q11 x 3Q10
Statement of Income for the Period - R$ million
Book Net Income	2,815	2,785	2,702	2,987	2,527	2,405	2,103	2,181	1.1	11.4
Adjusted Net Income	2,864	2,825	2,738	2,684	2,518	2,455	2,147	1,839	1.4	13.7
Total Financial Margin	10,230	9,471	9,362	9,018	8,302	8,047	7,689	7,492	8.0	23.2
Gross Loan Financial Margin	6,928	6,548	6,180	6,143	5,833	5,757	5,630	5,373	5.8	18.8
Net Loan Financial Margin	4,149	4,111	3,820	3,848	3,774	3,596	3,442	2,678	0.9	9.9
Expenses with Allowance for Loan Losses	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	14.0	35.0
Fee and Commission Income	3,876	3,751	3,510	3,568	3,427	3,253	3,124	3,125	3.3	13.1
Administrative and Personnel Expenses	(6,285)	(5,784)	(5,576)	(5,790)	(5,301)	(4,976)	(4,767)	(4,827)	8.7	18.6
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds	9,049	9,661	7,850	9,022	7,697	7,163	7,196	8,040	(6.3)	17.6
Balance Sheet - R$ million
Total Assets	722,289	689,307	675,387	637,485	611,903	558,100	532,626	506,223	4.8	18.0
Securities	244,622	231,425	217,482	213,518	196,081	156,755	157,309	146,619	5.7	24.8
Loan Operations (1)	332,335	319,802	306,120	295,197	272,485	259,722	249,828	238,830	3.9	22.0
- Individuals	105,389	102,915	100,200	98,243	93,038	89,780	86,146	82,210	2.4	13.3
- Corporate	226,946	216,887	205,920	196,954	179,447	169,942	163,683	156,620	4.6	26.5
Allowance for Loan Losses (ALL)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	9.9	19.2
Total Deposits	224,664	213,561	203,822	193,201	186,194	178,453	170,722	171,073	5.2	20.7
Technical Provisions	97,099	93,938	89,980	87,177	82,363	79,308	77,685	75,572	3.4	17.9
Shareholders' Equity	53,742	52,843	51,297	48,043	46,114	44,295	43,087	41,754	1.7	16.5
Assets Under Management	973,194	933,960	919,007	872,514	838,455	767,962	739,894	702,065	4.2	16.1
Performance Indicators (%) on Adjusted Net Income (except when stated otherwise)
Adjusted Net Income per Share - R$ (2)	2.91	2.82	2.72	2.61	2.38	2.19	2.07	2.02	3.2	22.3
Book Value per Share (Common and Preferred) - R$	14.08	13.82	13.42	12.77	12.26	11.77	11.45	11.10	1.9	14.8
Annualized Return on Average Shareholders' Equity (3) (4)	22.4	23.2	24.2	22.2	22.5	22.8	22.2	20.3	(0.8) p.p	(0.1) p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.6	-	-
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized	8.0	7.8	8.2	8.3	7.9	8.2	8.1	8.1	0.2 p.p	0.1 p.p
Fixed Assets Ratio - Total Consolidated	16.7	17.3	17.4	18.1	16.7	20.9	19.8	18.6	(0.6) p.p	-
Combined Ratio - Insurance (5)	86.2	85.8	86.1	85.1	85.3	84.7	85.2	85.3	0.4 p.p	0.9 p.p
Efficiency Ratio (ER) (2)	42.7	42.7	42.7	42.7	42.5	42.0	41.2	40.5	-	0.2 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	62.7	63.5	63.6	64.2	65.1	64.9	66.0	66.5	(0.8) p.p	(2.4) p.p
Market Capitalization - R$ million (6)	96,682	111,770	117,027	109,759	114,510	87,887	100,885	103,192	(13.5)	(15.6)
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.3	6.9	7.0	7.1	7.4	7.6	8.0	8.5	0.4 p.p	(0.1) p.p
Non-Performing Loans (>60 days (8) / Loan Portfolio)	4.6	4.5	4.4	4.3	4.6	4.9	5.3	5.7	0.1 p.p	-
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.8	3.7	3.6	3.6	3.8	4.0	4.4	4.9	0.1 p.p	-
Coverage Ratio (> 90 days (8))	194.0	189.3	193.6	197.6	191.8	188.5	180.8	174.6	4.7 p.p	2.2 p.p
Coverage Ratio (> 60 days (8))	159.6	154.0	159.1	163.3	162.0	155.8	151.3	148.6	5.6 p.p	(2.4) p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	14.7	14.7	15.0	14.7	15.7	15.9	16.8	17.8	(0.0) p.p	(1.0) p.p
- Tier I	12.2	12.9	13.4	13.1	13.5	13.9	14.3	14.8	(0.7) p.p	(1.3) p.p
- Tier II	2.5	1.8	1.7	1.7	2.3	2.1	2.6	3.1	0.7 p.p	0.2 p.p
- Deductions	-	-	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	0.0 p.p	0.1 p.p

6	Report on Economic and Financial Analysis – September 2011

Press Release

Main Information

	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Variation %
									Sept11 x Jun11	Sept11 x Sept10
Structural Information - Units
Service Points	62,055	59,473	57,185	54,884	52,015	49,154	46,570	44,577	4.3	19.3
- Branches	3,945	3,676	3,651	3,628	3,498	3,476	3,455	3,454	7.3	12.8
- PAAs (9)	1,660	1,659	1,660	1,660	1,643	1,592	1,451	1,371	0.1	1.0
- PABs (9)	1,320	1,313	1,308	1,263	1,233	1,215	1,200	1,190	0.5	7.1
- PAEs (9)	1,589	1,587	1,588	1,557	1,559	1,565	1,564	1,551	0.1	1.9
- Outplaced Bradesco ATM Network Terminals (10)	3,953	3,962	3,921	3,891	4,104	3,827	3,664	3,577	(0.2)	(3.7)
- ATM Terminals in the Shared Network (10) (11)	10,815	10,856	10,326	9,765	8,113	7,358	6,912	6,486	(0.4)	33.3
- Banco Postal (Postal Bank)	6,233	6,227	6,218	6,203	6,194	6,177	6,110	6,067	0.1	0.6
- Bradesco Expresso (Correspondent Banks)	31,372	29,263	27,649	26,104	24,887	23,190	21,501	20,200	7.2	26.1
- Bradesco Promotora de Vendas	1,157	919	853	801	773	743	702	670	25.9	49.7
- Branches / Subsidiaries Abroad	11	11	11	12	11	11	11	11	-	-
ATMs	45,596	45,103	44,263	43,072	41,007	39,766	38,772	37,957	1.1	11.2
- Own Network	33,217	32,714	32,514	32,015	31,759	31,387	30,909	30,657	1.5	4.6
- Shared Network (11)	12,379	12,389	11,749	11,057	9,248	8,379	7,863	7,300	(0.1)	33.9
Debit and Credit Card (12) - in million	153.0	150.4	147.5	145.2	140.7	137.8	135.6	132.9	1.7	8.7
Employees	101,334	98,317	96,749	95,248	92,003	89,204	88,080	87,674	3.1	10.1
Employees and Interns	10,731	10,563	10,321	9,999	9,796	8,913	9,605	9,589	1.6	9.5
Foundation Employees (13)	3,813	3,796	3,788	3,693	3,756	3,734	3,713	3,654	0.4	1.5
Customers - in millions
Checking accounts	24.7	24.0	23.5	23.1	22.5	21.9	21.2	20.9	2.9	9.8
Savings Accounts (14)	40.6	39.7	39.4	41.1	38.5	37.1	36.2	37.7	2.3	5.5
Insurance Group	39.4	38.0	37.0	36.2	34.6	33.9	33.8	30.8	3.7	13.9
- Policyholders	34.3	33.0	32.1	31.5	30.0	29.3	29.2	26.3	3.9	14.3
- Pension Plan Participants	2.1	2.1	2.1	2.0	2.0	2.0	2.0	2.0	-	5.0
- Savings Bond Customers	3.0	2.9	2.8	2.7	2.6	2.6	2.6	2.5	3.4	15.4
Bradesco Financiamentos	2.4	2.9	2.9	3.3	3.4	3.5	3.8	4.0	(17.2)	(29.4)

(1)   Expanded Loan Portfolio: Includes sureties and guarantees, letters of credit, advances of credit card receivables, loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignment and operations with Credit Risk – Commercial Portfolio, covering debentures and promissory notes;

(2)   In the last 12 months;

(3)   Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity;

(4)   Adjusted net income in the period;

(5)   Excluding additional provisions;

(6)   Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;

(7)   Concept defined by Brazilian Central Bank;

(8)   Credits overdue;

(9)   PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company;  PAA: service point located in a municipality without a Bank branch;

(10) Including overlapping ATMs within the Bank’s own and shared network: in September 2011 - 2,040; June 2011 – 2,045; March 2011 – 2,024; December 2010 – 1,999, September 2010 – 1,670, June 2010 - 1,547, March 2010 – 1,490 and December 2009 – 1,455;

(11) Shared ATM network: Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander, since November 2010;

(12) Includes pre-paid,  Private Label, Banco Ibi as of December 2009 and Ibi México as of December 2010;

(13) Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and

(14) Number of accounts.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Individual (1)	Support	Domestic Currency		Foreign Currency				Domestic
B/C	2	Long-Term	Short-Term	Long-Term		Short-Term		Long-Term	Short-Term
		A-	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB
	Baa1	A1	P - 1	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating			Long-Term	Short-Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

(1) On July 20, 2011, Fitch Ratings introduced to the market the Viability rating for financial institutions around the globe, which reflects the same primary risks evaluated in the former Individual Rating. Fitch emphasizes that this is not a fundamental change in its approach to bank ratings or a change in opinion on the creditworthiness of the entities covered. For Bradesco, the Individual Rating ‘B/C’ was changed to Viability Rating ‘a-’. To facilitate the transition, Fitch Ratings will maintain both ratings up to December 31, 2011.

Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	9M11	9M10	3Q11	2Q11
Book Net Income	8,302	7,035	2,815	2,785

Non-Recurring Events	125	85	49	40
- Provision/ (Reversal) of Tax Risks	(2,126)	397	(2,126)	-
- Recording of Additional ALL	1,006	-	1,006	-
- Labor Provision	501	-	501	-
- Civil Provision	170	-	170	-
- Civil Provision - Economic Plans	233	182	110	69
- Other (2)	201	(325)	201	-
- Tax Effects	140	(169)	187	(29)
Adjusted Net Income	8,427	7,120	2,864	2,825

ROAE % (1)	22.0	22.2	22.7	23.3

ROAE (ADJUSTED) % (1)	22.4	22.5	23.1	23.6

(1)  Annualized; and

(2)  In 3Q11 and 9M11, includes: (i) expenses for asset impairment analysis totaling R$152 million; (ii) other operational provisions totaling R$107 million; and (iii) gross gains from the partial sale of Ibi Promotora totaling R$58 million. In 9M10, includes: (i) recording of tax credits totaling R$242 million; (ii) gross gains from the partial sale of the investment in CPM Braxis totaling R$79 million; and (iii) net effect of the payment of taxes, through the program for payment in installments or in full of tax debits – Law 11,941/09 (REFIS) in the amount of R$4 million.

8	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Statement of Income for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Statement of Income, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown in the previous page.

Note that the Adjusted Statement of Income is the basis adopted for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Statement of Income
	9M11	9M10	Variation		3Q11	2Q11	Variation
			9M11 x 9M10				3Q11 x 2Q11
			Amount	%			Amount	%
Financial Margin	29,063	24,038	5,025	20.9	10,230	9,471	759	8.0
- Interest	27,685	22,973	4,712	20.5	9,669	9,167	502	5.5
- Non-Interest	1,378	1,065	313	29.4	561	304	257	84.5
ALL	(7,576)	(6,408)	(1,168)	18.2	(2,779)	(2,437)	(342)	14.0
Gross Income from Financial Intermediation	21,487	17,630	3,857	21.9	7,451	7,034	417	5.9
Income from Insurance, Private Pension Plan and Savings Bond Operations (1)	2,437	2,072	365	17.6	864	788	76	9.6
Fee and Commission Income	11,137	9,804	1,333	13.6	3,876	3,751	125	3.3
Personnel Expenses	(7,921)	(6,769)	(1,152)	17.0	(2,880)	(2,605)	(275)	10.6
Other Administrative Expenses	(9,724)	(8,275)	(1,449)	17.5	(3,405)	(3,179)	(226)	7.1
Tax Expenses	(2,659)	(2,262)	(397)	17.6	(866)	(913)	47	(5.1)
Companies	91	67	24	35.8	41	16	25	156.3
Other Operating Income/Expenses	(2,593)	(1,736)	(857)	49.4	(907)	(764)	(143)	18.7
Operating Income	12,255	10,531	1,724	16.4	4,174	4,128	46	1.1
Non-Operating Income	(1)	(18)	17	(94.4)	10	(7)	17	-
Income Tax / Social Contribution	(3,713)	(3,294)	(419)	12.7	(1,304)	(1,271)	(33)	2.6
Non-controlling Interest	(114)	(99)	(15)	15.2	(16)	(25)	9	(36.0)
Adjusted Net Income	8,427	7,120	1,307	18.4	2,864	2,825	39	1.4

(1)  Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

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Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the third quarter of 2011, Bradesco’s adjusted net income stood at R$2,864 million, a 1.4% or R$39 million increase from the previous quarter, mainly due to: (i) financial margin gains, result of a greater volume of operations and treasury/securities gains; (ii) an increase in fee and commission income; partially offset by: (iii) higher personnel and administrative expenses due to collective bargaining agreement and organic growth in the period; and (iv) an increase in the allowance for loan losses driven, mainly, by greater volume of loan operations.

In the first nine months of 2011 versus the same period last year, adjusted net income increased by R$1,307 million, or 18.4%. The main reasons for this result are described in this chapter, among which Bradesco’s organic growth stands out.

Shareholders’ Equity for September 2011 stood at R$53,742 million, up 16.5% on the balance of September 2010. The Capital Adequacy Ratio stood at 14.7%, 12.2% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$722,289 million in September 2011, up 18.0% over September 2010, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) remained stable, hovering around 1.7%.

10	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The “adjusted-to-risk” Efficiency Ratio, which reflects the impact of risk associated with loan operations(2) was up by 0.9 p.p. when compared to the third quarter of 2010. This growth was the result of a drop in delinquency in the period in question.

The ER in the last 12 months(1) was stable in comparison with the previous quarter.

The quarterly ER increased from 42.0% in the second quarter of 2011 to 42.9% this quarter, mainly due to: (i) higher personnel expenses, mainly resulting from an increase in salary levels (collective bargaining agreement); and (ii) increased administrative expenses driven by organic growth in the period. Excluding the effect of salary increases arising from collective bargaining agreement and adjustment of labor obligations, the quarterly ER would have remained virtually stable in comparison with the previous quarter.

(1)  Efficiency Ratio (ER) = (Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our Efficiency Ratio in the third quarter of 2011 would be 45.5%; and

(2) Including Allowance for Loan Losses (ALL) expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Financial Margin

The R$759 million increase in the third quarter of 2011 compared to the second quarter of 2011 was due to:

• a R$502 million increase in interest-earning operations, mainly due to higher gains with “Loan” and “Funding” margins; and

• a R$257 million increase in the non-interest margin, due to treasury/securities gains.

Financial margin posted a R$5,025 million improvement between the first nine months of 2011 and the same period in 2010, for growth of 20.9% mainly driven by:

• a R$4,712 million increase in income from interest-earning operations due to:
(i) higher gains from “Loan” margin, resulting from an increase in business volume; (ii) higher income from “Funding” margin; and (iii) increased income from “Insurance” margin; and

• greater income from the non-interest margin, in the amount of R$313 million, due to higher treasury/securities gains.

12	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	9M11			9M10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	19,656	250,059	10.6%	17,220	203,266	11.5%
Funding	3,393	295,027	1.5%	2,113	231,808	1.2%
Insurance	2,618	92,422	3.8%	1,920	78,894	3.3%
Securities/Other	2,018	225,793	1.2%	1,720	192,084	1.2%
0
Financial Margin	27,685	-	7.5%	22,973	-	7.5%
0
	3Q11			2Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	6,928	260,140	11.1%	6,548	250,771	10.9%
Funding	1,252	313,201	1.6%	1,132	295,721	1.5%
Insurance	800	95,865	3.4%	819	92,582	3.6%
Securities/Other	689	244,470	1.1%	668	226,903	1.2%
0
Financial Margin	9,669	-	7.6%	9,167	-	7.6%

The annualized interest financial margin rate stood at 7.6% in the third quarter of 2011, in line with the figure recorded in the previous quarter.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2011, Bradesco’s loan operations totaled R$332.3 billion. The 3.9% increase in the quarter was due to growth of: (i) 5.6% in SMEs; (ii) 3.9% in Corporate; and (iii) 2.4% in Individuals.

Over the last twelve months, the portfolio expanded by 22.0%, driven by: (i) 27.0% growth in Corporate; (ii) 25.8% growth in SMEs; and (iii) 13.3% growth in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last twelve months were: (i) real estate financing; (ii) payroll-deductible loans; and (iii) BNDES/Finame onlending. In the Corporate segment, growth was led by: (i) operations with credit risk – commercial portfolio, which include debentures and promissory notes; (ii) BNDES/Finame onlending; and (iii) real estate financing – corporate plan.

(1)  Includes sureties, guarantees, letters of credit, and advances of credit card receivables, debentures, and promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see page 38 of Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the third quarter of 2011, expenses with the allowance for loan losses stood at R$2,779 million, up 14.0% on the previous quarter, mainly due to: (i) a 3.8% increase in the volume of loan operations – Brazilian Central Bank concept; and (ii) a slight increase in delinquency in the period.

In the first nine months of 2011 compared to the same period of 2010, ALL expenses posted an 18.2% increase, in line with the growth of generic provisions, given that indicators of delinquency (over 60 and 90 days) remained practically stable. Loan operations – Brazilian Central Bank concept grew by 19.9% in the same period, demonstrating growth accompanied by quality in Bradesco’s loan portfolio.

(1) In the 3Q11, includes exceeding ALL in the total amount of R$1.0 billion.

14	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days

The Delinquency ratio of over 90 days posted an increase of 0.1 p.p. in the quarter, mainly due to the 0.3 p.p. increase in the Individuals indicator, which occurred, partially, thanks to the change in criteria for identifying delinquency in credit card operations and the 0.1 p.p. increase in that of the SME segment.

Coverage Ratios

The following graph presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In September 2011 these ratios reached 159.6% and 194.0%, respectively. It is important to note that in the third quarter of 2011, the Bank recorded an additional provision in the amount of R$1.0 billion to cover an eventual economic downturn worldwide and its impacts on the Brazilian economy.

The balance of Allowance for Loan Losses (ALL) of R$19.1 billion in September 2011 was made up of: (i) R$15.1 billion in Brazilian Central Bank requirements; and (ii) R$4.0 billion in additional provisions.

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Press Release

Summarized Analysis of Adjusted Income

Results of Insurance, Private Pension Plans and Savings Bonds Operations

Net Income in the third quarter of 2011 came to R$780 million (R$800 million in the second quarter of 2011), posting Return on Average Shareholders’ Equity of 28.2%.

In the first nine months of 2011, Net Income totaled R$2.341 billion, up 10.2% compared to the Net Income recorded in the same period last year (R$2.125 billion), for return on Shareholders’ Equity of 26.5%.

(1)    Excluding additional provisions.

	R$ million (unless otherwise indicated)
	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	Variation %
									3Q11 x 2Q11	3Q11 x 3Q10
Net Income	780	800	761	779	721	701	703	602	(2.5)	8.2
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds (1)	9,049	9,661	7,850	9,022	7,697	7,163	7,196	8,040	(6.3)	17.6
Technical Provisions	97,099	93,938	89,980	87,177	82,363	79,308	77,685	75,572	3.4	17.9
Financial Assets	107,244	103,847	99,594	96,548	92,599	88,515	86,928	83,733	3.3	15.8
Claims Ratio	71.5	72.2	72.0	71.1	72.4	71.8	73.3	74.3	(0.7) p.p	(0.9) p.p
Combined Ratio	86.2	85.8	86.1	85.1	85.3	84.7	85.2	85.3	0.4 p.p	0.9 p.p
Policyholders / Participants and Customers (in thousands)	39,434	37,972	37,012	36,233	34,632	33,908	33,768	30,822	3.9	13.9
Market Share of Insurance Premiums Written, Private Pension Plan Contribution and Savings Bond Income (2)	24.9	25.0	23.2	24.7	24.7	24.8	25.2	24.4	(0.1) p.p	0.2 p.p

Note: For comparison purposes, we have excluded the build in Technical Provisions for benefits to be granted – Remission (Health) from the calculation of ratios for the first quarter of 2010, and the effects of RN 206/09 on health revenues from the calculation of combined ratios.
(1) Excludes the effects of RN 206/09 (ANS), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and

(2) 3Q11 considers the latest data made available by Susep (July 2011).

16	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

In the third quarter of 2011, the Savings Bond and Health segments posted growth of 13.0% and 4.4%, respectively, while Life and Pension Plan products were down from the second quarter of 2011, as a result of extraordinary growth of 42.1% in the previous quarter.

In the first nine months of 2011, production grew by 20.4% compared to the same period last year, due to the performance of Life and Pension Plan, Health and Savings Bond products, which increased 21.9%, 23.0% and 26.5%, respectively.

Net income in the third quarter of 2011 was in line with the previous quarter's results, with main performance indicators posting slight improvements, including a 0.7 p.p. drop in the claims ratio.

Net income for the first nine months of 2011 was 10.2% higher than the figure posted in the same period last year, due to: (i) 20.4% growth in revenues; (ii) a 0.6 p.p. decrease in claims ratio; (iii) improved financial result and equity in the earnings (losses) of subsidiaries; and partially offset by: (iv) an increase in personnel expenses, driven by the collective bargaining agreement in January 2011.

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with Susep rules effective as of January 1, 2008, and international standards (Solvency II). The Group’s financial leverage ratio stood at 2.8 times Shareholders’ Equity.

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the third quarter of 2011, fee and commission income totaled R$3,876 million, up 3.3% or R$125 million from the previous quarter. This increase was mainly driven by: (i) higher credit card revenue; (ii) the increase in fund management revenue (iii) higher checking account revenue, arising from a net increase in the number of accounts; and (iv) greater collection revenue; offset by: (v) lower gains with capital market operations (underwriting/ financial advisory services).

When comparing the first nine months of the year with the same period in 2010, the R$1,333 million increase, or 13.6%, in fee and commission income was mainly due to: (i) the performance of the credit card segment, driven by the growth in card base and revenues, in addition to the increase in interest held in Visavale; (ii) higher income from checking accounts, which was driven by growth in business volume and an increase in checking account base, which posted net growth of 2.2 million accounts in the period; (iii) greater income from loan operations, arising from the increase in sureties and guarantees and the higher volume of contracted operations; (iv) growth in revenue from fund management; (v) greater revenue from collections; and (vi) the increase in revenue from consortium management.

18	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the third quarter of 2011, the R$275 million increase from the previous quarter was due to the following:

•     “structural” – R$ 187 million growth. mainly resulting from: (i) an increase in salaries, arising from the collective bargaining agreement and the adjustment of labor obligations; (ii) higher expenses with salaries, social charges and benefits due to the Bank's organic growth, which led to opening of new service points and consequent growth of staff; and

•      “non-structural” – increase of R$88 million, mainly related to greater expenses with employee and management profit sharing (PLR).

Growth between the first nine months of 2011 and the same period in 2010 of R$1,152 million is mainly due to:

•       R$874 million in the “structural” portion from: (i) increased expenses with salaries, social charges and benefits, due to higher salary levels; (ii) and the increase in the number of employees; and

• R$278 million in the “non-structural” portion, mainly driven by: higher expenses with provisions for labor claims; and (ii) higher expenses with employee and management profit sharing (PLR).

Obs.: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension Plans.

Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + costs with termination of contracts.

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Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the third quarter of 2011, administrative expenses increased by 7.1% over the previous quarter, mainly due to higher expenses with:
(i) third party services, chiefly arising from:
(a) variable expenses from the placement of Cards and CDC products (i.e. Call Centers); and (b) legal and corporate consulting services; (ii) data processing; and (iii) transportation.

The 17.5% increase in the first nine months of 2011 over the same period in 2010 is the result of higher expenses with: (i) outsourced services, related to: (a) partial outsourcing of credit card processing (Fidelity); and (b) variable expenses related to revenue (e.g. non-bank correspondents); (ii) an increase in business and service volume; (iii) agreement amendments and (iv) expenses directly related to the expansion of the Customer Service Network by 10,040 units, as follows: 447 branches, 134 PAB/PAE/PAA, 6,485 Bradesco Expresso units and 2,974 other service points, amounting to 62,055 locations on September 30, 2011.

Other Operating Revenue and Expenses

Other operating expenses, net of other operating income, totaled R$907 million in the third quarter of 2011, up R$143 million over the previous quarter, basically a result of: (i) higher expenses with the recording of operating provisions, especially civil provisions; and (ii) the reversal of the provision recorded in the second quarter of 2011, related to IBNR and benefits to be granted (remission) in the Health Insurance segment.

Compared to the same period last year, the increase in other operating expenses net of other operating income in the first nine months of 2011, in the amount of R$857 million, is mainly the result of: (i) higher expenses with the recording of operating provisions, especially civil provisions;

and (ii) higher expenses with amortization of intangible assets – acquisition of banking rights.

20	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution expenses in the third quarter of 2011 remained virtually stable when compared with the previous quarter.

In the first nine months of 2011, the increase in these expenses over the same period in 2010 is mainly the result of: (i) an increase in taxable income; and (ii) the terminantion of tax credits resulting from the increase in the social contribution rate from 9% to 15%.

Unrealized Gains

Unrealized gains totaled R$9,057 million in the third quarter of 2011, a R$320 million decrease from the previous quarter. This was mainly due to: (i) the depreciation of marked-to-market securities offset by: (a) the drop in the stock market (Ibovespa -16.2%); and mitigated by: (b) the decrease in the interest rates of securities pegged to the IPCA, impacting their market prices; (ii) mark-to-market effect of subordinated debt; and partially offset by: (iii) the appreciation of investments, especially in Cielo and Odontoprev, whose shares appreciated by 7.4% and 6.9% in the quarter, respectively.

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Economic Scenario

Throughout the third quarter, there was mounting concern over the global scenario, accompanied by a significant increase in financial market volatility. The eurozone’s fiscal problems continued to garner the most attention, and until a definitive and comprehensive solution is found, there is an increasing risk of the problem spreading to the larger economies, such as Italy, or even contaminating the European banking system. Given the widespread belief in a double-dip recession in the U.S. and Europe, comparisons with the end of 2008 have become inevitable, leading to a deterioration in the confidence of the economic agents. In the last few weeks, the scenario has been marked by increasing uncertainty as analyses point to a more intense deceleration of the Chinese economy than previously expected. New problems with the local banking system and the real estate sector have lent support to fears, which we do not share, that China will post quarterly growth of less than 7.5% in some quarters in 2012, triggering a global economic slowdown

The heightened risk associated with the world economy has had three important consequences: (i) the normalization of monetary policy by the main central banks will most likely be delayed – as already indicated by the Federal Reserve – thereby ensuring high international liquidity; (ii) the prices of the leading commodities have fallen, albeit less so than in 2008/2009, due to restrictions on supply, especially for agricultural and metal products; and (iii) the increase in risk aversion has benefited the dollar (despite the uncertainties regarding the U.S. economy), leading to a depreciation of other currencies, including those of the developing countries with the best growth prospects.

Brazil is not immune to global events, although it is certainly much better prepared to face the materialization of existing risks than it was three years ago. Faced with a deteriorating international scenario and the current leveling-off of domestic activity, the Central Bank reduced basic interest rates at the end of August, signaling the beginning of a monetary expansion.

At the same time, the country’s foreign reserves (currently US$350 billion, versus US$208 billion in September 2008) and the volume of reserve requirements held by the Central Bank (R$421 billion, versus R$272 billion three years ago) constitute an excellent line of defense that can be tapped into quickly if needed.

Although the prospective global scenario should have a deflationary impact on the Brazilian economy, there are still a number of challenges related to the handling of monetary policy, given the mismatch between supply and demand, the economy’s high level of indexation and, most recently, the depreciation of the real to a greater extent than the other “commodity-currencies.”

Bradesco is maintaining its positive long-term outlook for Brazil. Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance. Household consumption has been driven by the buoyant job market, while investments have benefited from the opportunities generated by pre-salt oil exploration and the sporting events in 2014 and 2016. With no signs of excessive income commitment by borrowers and with continuing upward social mobility, the outlook for the Brazilian banking system remains favorable, particularly in the real estate segment, which has ample space for sustainable growth given the economic fundamentals.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

22	Report on Economic and Financial Analysis – September 2011

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Main Economic Indicators

Main Indicators (%)	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	9M11	9M10
Interbank Deposit Certificate (CDI)	3.01	2.80	2.64	2.56	2.61	2.22	2.02	2.12	8.70	7.01
Ibovespa	(16.15)	(9.01)	(1.04)	(0.18)	13.94	(13.41)	2.60	11.49	(24.50)	1.23
USD – Commercial Rate	18.79	(4.15)	(2.25)	(1.65)	(5.96)	1.15	2.29	(2.08)	11.30	(2.70)
General Price Index - Market (IGP-M)	0.98	0.70	2.43	3.18	2.09	2.84	2.78	(0.11)	4.17	7.89
CPI (IPCA – IBGE)	1.06	1.40	2.44	2.23	0.50	1.00	2.06	1.06	4.97	3.60
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48	4.50	4.50
Reference Interest Rate (TR)	0.43	0.31	0.25	0.22	0.28	0.11	0.08	0.05	0.99	0.47
Savings Accounts	1.95	1.82	1.76	1.73	1.79	1.62	1.59	1.56	5.62	5.08
Business Days (number)	65	62	62	63	65	62	61	63	189	188
Indicators (Closing Rate)	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept11	Sept10
USD – Commercial Selling Rate – (R$)	1.8544	1.5611	1.6287	1.6662	1.6942	1.8015	1.7810	1.7412	1.8544	1.6942
Euro – (R$)	2.4938	2.2667	2.3129	2.2280	2.3104	2.2043	2.4076	2.5073	2.4938	2.3104
Country Risk (points)	275	148	173	189	206	248	185	192	275	206
Basic Selic Rate Copom (% p.a.)	12.00	12.25	11.75	10.75	10.75	10.25	8.75	8.75	12.00	10.75
BM&F Fixed Rate (% p.a.)	10.39	12.65	12.28	12.03	11.28	11.86	10.85	10.46	10.39	11.28

Projections through 2013

%	2011	2012	2013
USD - Commercial Rate (year-end) - R$	1.70	1.70	1.74
Extended Consumer Price Index (IPCA)	6.50	5.80	5.20
General Price Index - Market (IGP-M)	6.30	5.10	4.50
Selic (year-end)	11.00	10.00	10.00
Gross Domestic Product (GDP)	3.20	3.70	4.70

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Guidance

Bradesco's Outlook for 2011

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	15 to 19%
Individuals	13 to 17%
Corporate	16 to 20%
SMEs	20 to 24%
Corporate	11 to 15%
Products
Vehicles	10 to 14%
Cards (2)	9 to 13%
Real Estate Financing (origination)	R$14.0 bi
Payroll Deductible Loans	30 to 34%
Financial Margin (3)	18 to 22%
Fee and Commission Income (4)	10 to 14%
Operating Expenses (5)	15 to 18%
Insurance Premiums	15 to 18%
(1)     Expanded Loan Portfolio;
(2)     Does not include the “BNDES Cards” and “Receivables in Advance” portfolios;
(3)     Under current criterion, Guidance for Financial Margin; and
(4)     Changed from 9% -13% to 10%-14%; and
(5)     Changed from 11% - 15% to 15%-18%

24	Report on Economic and Financial Analysis – September 2011

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Statement of Income vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Statement of Income vs. Managerial Income vs. Adjusted Income

3rd Quarter of 2011

												R$ million
	3Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,693	(141)	37	(142)	(430)	-	-	-	2,213	10,230	-	10,230
ALL	(3,906)	-	-	-	178	(57)	-	-	-	(3,785)	1,006	(2,779)
Gross Income from Financial Intermediation	4,787	(141)	37	(142)	(252)	(57)	-	-	2,213	6,445	1,006	7,451
Savings Bond Operations (10)	864	-	-	-	-	-	-	-	-	864	-	864
Fee and Commission Income	3,772	-	-	-	-	-	104	-	-	3,876	-	3,876
Personnel Expenses	(3,380)	-	-	-	-	-	-	-	-	(3,380)	501	(2,880)
Other Administrative Expenses	(3,314)	-	-	-	-	-	-	(91)	-	(3,405)	-	(3,405)
Tax Expenses	(695)	-	-	-	69	-	-	-	(240)	(866)	-	(866)
Equity in the Earnings (Losses) of Unconsolidated Companies	41	-	-	-	-	-	-	-	-	41	-	41
Other Operating Income/Expenses	264	141	(37)	142	183	-	(104)	91	-	680	(1,587)	(907)
Operating Income	2,339	-	-	-	-	(57)	-	-	1,973	4,255	(80)	4,174
Non-Operating Income	10	-	-	-	-	57	-	-	-	67	(58)	10
Income Tax / Social Contribution and Non-controlling Interest	466	-	-	-	-	-	-	-	(1,973)	(1,507)	187	(1,320)
Net Income	2,815	-	-	-	-	-	-	-	-	2,815	49	2,864

(1)      Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(4)      Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the tem “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;

(5)      Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;

(6)      Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(8)      The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;

(9)      For more information see page 08 of this chapter; and

(10)  Result of Insurance, Private Pension Plan and Savings Bond Operations = Insurance, Private Pension Plan  and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption   of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

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Statement of Income vs. Managerial Income vs. Adjusted Income

2nd Quarter of 2011

												R$ million
	2Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,575	(112)	11	(38)	(428)	-	-	-	(537)	9,471	-	9,471
ALL	(2,685)	-	-	-	315	(67)	-	-	-	(2,437)	-	(2,437)
Gross Income from Financial Intermediation	7,890	(112)	11	(38)	(113)	(67)	-	-	(537)	7,034	-	7,034
Savings Bond Operations (10)	788	-	-	-	-	-	-	-	-	788	-	788
Fee and Commission Income	3,624	-	-	-	-	-	127	-	-	3,751	-	3,751
Personnel Expenses	(2,605)	-	-	-	-	-	-	-	-	(2,605)	-	(2,605)
Other Administrative Expenses	(3,093)	-	-	-	-	-	-	(86)	-	(3,179)	-	(3,179)
Tax Expenses	(1,028)	-	-	-	57	-	-	-	58	(913)	-	(913)
Equity in the Earnings (Losses) of Unconsolidated Companies	16	-	-	-	-	-	-	-	-	16	-	16
Other Operating Income/Expenses	(987)	112	(11)	38	56	-	(127)	86	-	(833)	69	(764)
Operating Income	4,605	-	-	-	-	(67)	-	-	(479)	4,059	69	4,128
Non-Operating Income	(74)	-	-	-	-	67	-	-	-	(7)	-	(7)
Income Tax / Social Contribution and Non-controlling Interest	(1,746)	-	-	-	-	-	-	-	479	(1,267)	(29)	(1,296)
Net Income	2,785	-	-	-	-	-	-	-	-	2,785	40	2,825

(1)      Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(4)      Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;

(5)      Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;

(6)      Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(8)      The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;

(9)      For more information see page 08 of this chapter; and

(10)  Result of Insurance, Private Pension Plan and Savings Bond Operations = Insurance, Private Pension Plan  and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

26	Report on Economic and Financial Analysis – September 2011

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

First Nine Months of 2011

												R$ million
	9M11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	29,399	(344)	81	(282)	(1,266)	-	-	-	1,475	29,063	-	29,063
ALL	(9,125)	-	-	-	718	(175)	-	-	-	(8,582)	1,006	(7,576)
Gross Income from Financial Intermediation	20,274	(344)	81	(282)	(548)	(175)	-	-	1,475	20,481	1,006	21,487
Savings Bond Operations (10)	2,437	-	-	-	-	-	-	-	-	2,437	-	2,437
Fee and Commission Income	10,815	-	-	-	-	-	322	-	-	11,137	-	11,137
Personnel Expenses	(8,421)	-	-	-	-	-	-	-	-	(8,421)	501	(7,921)
Other Administrative Expenses	(9,444)	-	-	-	-	-	-	(280)	-	(9,724)	-	(9,724)
Tax Expenses	(2,618)	-	-	-	119	-	-	-	(160)	(2,659)	-	(2,659)
Equity in the Earnings (Losses) of Unconsolidated Companies	91	-	-	-	-	-	-	-	-	91	-	91
Other Operating Income/Expenses	(2,061)	344	(81)	282	429	-	(322)	280	-	(1,129)	(1,464)	(2,593)
Operating Income	11,073	-	-	-	-	(175)	-	-	1,315	12,213	43	12,255
Non-Operating Income	(118)	-	-	-	-	175	-	-	-	57	(58)	(1)
Income Tax / Social Contribution and Non-controlling Interest	(2,653)	-	-	-	-	-	-	-	(1,315)	(3,968)	140	(3,827)
Net Income	8,302	-	-	-	-	-	-	-	-	8,302	125	8,427

(1)      Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(4)      Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;

(5)      Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;

(6)      Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(8)      The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;

(9)      For more information see page 08 of this chapter; and

(10)  Result of Insurance, Private Pension Plan and Savings Bond Operations = Insurance, Private Pension Plan  and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	27

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

First Nine Months of 2010

												R$ million
	9M10
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	25,989	(436)	111	(66)	(1,169)	-	-	-	(479)	23,950	88	24,038
ALL	(6,738)	-	-	-	631	(301)	-	-	-	(6,408)	-	(6,408)
Gross Income from Financial Intermediation	19,251	(436)	111	(66)	(538)	(301)	-	-	(479)	17,542	88	17,630
Savings Bond Operations (10)	2,072	-	-	-	-	-	-	-	-	2,072	-	2,072
Fee and Commission Income	9,631	-	-	-	-	-	173	-	-	9,804	-	9,804
Personnel Expenses	(6,769)	-	-	-	-	-	-	-	-	(6,769)	-	(6,769)
Other Administrative Expenses	(8,034)	-	-	-	-	-	-	(241)	-	(8,275)	-	(8,275)
Tax Expenses	(2,308)	-	-	-	(23)	-	-	-	52	(2,279)	17	(2,262)
Equity in the Earnings (Losses) of Unconsolidated Companies	67	-	-	-	-	-	-	-	-	67	-	67
Other Operating Income/Expenses	(3,284)	436	(111)	66	561	-	(173)	241	-	(2,264)	528	(1,736)
Operating Income	10,626	-	-	-	-	(301)	-	-	(427)	9,898	633	10,531
Non-Operating Income	(240)	-	-	-	-	301	-	-	-	61	(79)	(18)
Income Tax / Social Contribution and Non-controlling Interest	(3,351)	-	-	-	-	-	-	-	427	(2,924)	(469)	(3,393)
Net Income	7,035	-	-	-	-	-	-	-	-	7,035	85	7,120

(1)      Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(4)      Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;

(5)      Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;

(6)      Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(8)      The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;

(9)      For more information see page 08 of this chapter; and

(10)  Result of Insurance, Private Pension Plan and Savings Bond Operations = Insurance, Private Pension Plan  and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

28	Report on Economic and Financial Analysis – September 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 26, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.